January 9, 2026

VIA EDGAR

Ms. Elizabeth Goody

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cyber Hornet Trust (File Nos. 333-129930 and 811-21836) – Supplemental Correspondence Regarding the Cyber Hornet S&P 500® & Crypto Top 10 Strategy ETF

Dear Ms. Goody:

This supplemental correspondence is submitted on behalf of Cyber Hornet Trust (the “Trust”) in connection with the Trust’s Post-Effective Amendment No. 73 to its Registration Statement on Form N-1A, which was filed on October 10, 2025 to register shares of the Cyber Hornet S&P 500® & Crypto Top 10 Strategy ETF (the “Fund”). This letter responds to additional comments on the Trust’s response letter dated December 19, 2025.

I.	Cryptocurrency Custody Arrangements

Background. At the time of the staff’s initial review of the Fund’s Registration Statement, the Trust’s proposed cryptocurrency custodian, BitGo Trust Company, Inc., was a South Dakota state-chartered trust company. Since then, Bitgo received its national bank charter from the Office of the Comptroller of the Currency (“OCC”). Accordingly, during the initial review period, BitGo’s status as a “bank” for purposes of Section 17(f) of the Investment Company Act of 1940 (the “1940 Act”) would have depended on whether it satisfied the requirements of a “bank” under Section 2(a)(5)(C) and Section 17(f)(1) of the 1940 Act (i.e., whether a substantial portion of its business consisted of exercising fiduciary powers similar to those permitted to national banks.)

Current Status. BitGo has since received its national bank charter from the OCC and now operates as BitGo Bank & Trust, N.A. As a nationally-chartered bank, BitGo Bank & Trust, N.A. qualifies as a “bank” under Section 2(a)(5)(A) of the 1940 Act. Accordingly, custody of each Fund’s cryptocurrency assets by BitGo Bank & Trust, N.A. directly satisfies the requirements of Section 17(f)(1) of the 1940 Act without the need for any interpretive or no-action relief.

Alternative Position Regarding State Trust Companies. To the extent the Fund were to engage a state-chartered trust company for cryptocurrency custody services in the future, the Trust confirms that it would rely on the no-action position set forth in Simpson Thacher & Bartlett LLP (September 30, 2025) (the “Simpson Thacher Letter”). The Simpson Thacher Letter provides assurance that the Staff will not recommend enforcement action under Section 17(f) against a registered investment company for treating a state trust company as a “bank” with respect to the placement and maintenance of crypto assets, provided that certain conditions are satisfied, including: (i) due diligence regarding the state trust company’s authorization to provide crypto custody services and its internal policies and procedures; (ii) receipt and review of audited financial statements and internal control reports; (iii) a written custodial services agreement prohibiting rehypothecation and requiring segregation of assets; (iv) disclosure of material risks; and (v) a determination that use of the state trust company is in the best interest of the fund and its shareholders. The Trust confirms that if it were to engage a state trust company for cryptocurrency custody, it would ensure compliance with each of these conditions.

II.	Index Tracking and Ineligible Constituents (BNB and TRON)

The Staff noted that two constituents of the S&P Cryptocurrency Top 10 Index—BNB and TRON—are not currently investable by the Fund. The Staff requested supplemental responses to the following comments.

1.	Comment: How does the Fund expect to track the index if these assets are not investable?

Response: The Fund’s revised Prospectus establishes an “Eligible Assets” framework that addresses situations where certain index constituents may not be investable. Specifically, when an index constituent does not qualify as an Eligible Asset (as defined in the Prospectus), the Adviser may, in its discretion: (a) over-allocate on a pro rata basis to the other index constituents that are Eligible Assets, or (b) select substitute constituents from the parent index, the S&P Cryptocurrency Broad Digital Market Index, that are Eligible Assets and that the Adviser believes will provide comparable exposure to the non-Eligible constituent. This framework provides the Adviser with the flexibility to maintain exposure to the cryptocurrency market while ensuring that all Fund investments comply with applicable regulatory and operational requirements.

The Fund’s Prospectus discloses the Eligible Assets framework and explains that certain index constituents may not be investable at any given time. The Prospectus describes how the Adviser will handle investments when index constituents are not Eligible Assets, including the potential for tracking error. Investors are therefore fully informed of this issue and the Adviser’s approach to managing it.

Additionally, the prospectus includes Tracking Error Risk as a principal investment risk, noting that the lack of access to certain minor constituents will create differences in portfolio composition relative to the underlying index, among other risks.

2.	Comment: Why does the Trust want to launch the Fund if it cannot track the S&P Cryptocurrency Top 10 Index?

Response: The Trust believes that launching the Fund remains appropriate and in the best interest of investors for several reasons.

First, the Fund’s underlying index is a 75/25 blend of the S&P 500® Index and the S&P Cryptocurrency Top 10 Index. The S&P 500® component represents 75% of the Fund’s portfolio and is fully investable. The cryptocurrency component represents only 25% of the portfolio.

Second, within that 25% cryptocurrency allocation, BNB and TRON together represent approximately 5% of the S&P Cryptocurrency Top 10 Index. Thus, BNB and TRON collectively represent only approximately 1.25% of the Fund’s total portfolio. The remaining 95% of the cryptocurrency allocation—representing the other eight index constituents, including Bitcoin, Ethereum, XRP, Solana, Cardano, Bitcoin Cash, Stellar Lumens, and Chainlink—is fully investable.

Third, the Adviser expects that BNB and TRON will become Eligible Assets in the near term as market infrastructure and regulatory clarity continue to develop, which would eliminate any tracking deviation attributable to these constituents.

3.	Comment: How does the inability to invest in BNB and TRON impact the Fund’s tracking error?

Response: Given the Fund’s 75/25 structure and the relatively small weighting of BNB and TRON within the cryptocurrency component, the Adviser expects any tracking error attributable to these non-Eligible constituents to be minor. As noted above, BNB and TRON together represent only approximately 1.25% of the Fund’s total portfolio. The Fund’s use of the Eligible Assets framework—which permits either pro rata reallocation to other index constituents or substitution with comparable assets from the parent index—is designed to minimize tracking deviation while maintaining appropriate cryptocurrency market exposure. The Adviser will monitor the availability of BNB and TRON and will invest in these assets as Eligible Assets when they become available, thereby reducing or eliminating any tracking error attributable to their current non-Eligible status.

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Please contact me at (513) 991-8472 or bo@fintechlaw.ai regarding the matters addressed in this letter.

Sincerely,

/s/ Bo James Howell

Bo James Howell

Managing Director

FinTech Law, LLC

Legal counsel to the Trust